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SEC FILE NUMBER
8-68772

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/2021 (MM/DD/YY) AND ENDING 09/30/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: STOCKPILE INVESTMENTS, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

679 Toland Place

(No. and Street)

San Francisco (City) California (State) 94124 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karyn White (Name) (877) 374-2584 (Area Code – Telephone Number) compliance@stockpile.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation

(Name – if individual, state last, first, and middle name)

2700 Ygnacio Valley Road, Suite 270 (Address) Walnut Creek (City) California (State) 94598 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3381 (PCAOB Registration Number, if applicable)

SEC Mail Processing
Washington, DC

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karyn White, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stockpile Investments, Inc., as of September 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

*Based upon SEC guidance "Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns" and difficulties arising from COVID-19, Stockpile Investments, Inc. is making this filing withOut a notarization.

Notary Public

Signature: Karyn White

Title: Principal Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Stockpile Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stockpile Investments, Inc. (the Company) as of September 30, 2022, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information listed in the table of contents; Schedule I – Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as Stockpile Investments, Inc.'s auditor since 2018.
Walnut Creek, California
December 12, 2022

Stockpile Investments, Inc.

Statement of Financial Condition

September 30, 2022

Assets	
Cash and cash equivalents	$1,407,896
Cash at and due from clearing organization	369,534
Cash due from merchant card processors	72,317
Securities owned, at market value	64,876
Prepaid expenses and other assets	53,713
Software and equipment, net of $615,211 amortization and depreciation	12,406
Total Assets	**$ 1,980,742**

Liabilities and Stockholder's Equity	
Deferred Revenue	$ 848,454
Accounts payable and accrued expense	303,492
Due to affiliate	19,894
Securities sold, not yet purchased	19,596
Total Liabilities	**1,191,436**

Stockholder's Equity	
Common stock ($.001 par value; 1000 shares authorized; 1000 shares issued and outstanding)	1
Additional paid-in capital	19,125,215
Accumulated deficit	(18,335,910)
Total Stockholder's Equity	**789,306**
Total Liabilities and Stockholder's Equity	**$ 1,980,742**

See accompanying notes to the financial statements which are an integral part of these financial statements.

Stockpile Investments, Inc.

Statement of Operations

For the Year Ended September 30, 2022

Revenue		
Membership Fees		$1,474,395
Rebated Interest and Order Flow		43,959
Trading Losses		(49,204)
Total Revenue		**1,469,150**
Expenses		
Compensation and benefits		1,540,356
Merchant card processing fees		1,101,688
Securities clearance & account servicing		1,060,274
Technology fees and maintenance		706,120
Professional Fees		648,051
Regulatory Fees		127,459
General office & other costs		11,708
Depreciation		5,290
Total Expenses		**5,200,946**
Net Loss from Operations	**$**	**(3,731,796)**
Federal Employee Retention Credit		410,702
Net Income	**$**	**(3,321,094)**

See accompanying notes to the financial statements which are an integral part of these financial statements.

Stockpile Investments, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended September 30, 2022

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
October 1, 2021	$ 1	$17,196,879	$(15,014,816)	$ 2,182,064
Additional Paid-in Capital		1,928,336		1,928,336
Net Loss			(3,321,094)	(3,321,094)
September 30, 2022	**$ 1**	**$19,125,215**	**$(18,335,910)**	**$ 789,306**

See accompanying notes to the financial statements which are an integral part of these financial statements.

Stockpile Investments, Inc.

Statement of Cash Flows

For the Year Ended September 30, 2022

Cash Flows from Operating Activities		
Net loss	$	(3,321,094)
Adjustments to reconcile net loss to net cash used by operating activities:		
Expenses not requiring cash-depreciation & amortization		5,290
(Increase) decrease in:		
Cash at clearing organization		(84,590)
Due from merchant card processors		268,208
Deposits and prepaid expenses		3,465
Other receivables		(45,124)
Securities owned		15,332
Increase (decrease) in:		
Accounts payable & accrued expense		(87,233)
Deferred Revenue		848,454
Due to affiliates		19,894
Securities sold, not yet purchased		(1,772)
Net Cash Used in Operating Activities		**(2,379,170)**
Net Cash Provided by Financing Activities—Capital Contributions by Parent		**1,928,335**
Net Decrease in Cash and Cash Equivalents		**(450,835)**
Cash and cash equivalents at beginning of year		1,858,731
Cash and Cash Equivalents at End of Year	**$**	**1,407,896**
Non-cash Activities:		
Capital Contribution by Parent made by forgiveness of debt	$	348,337

See accompanying notes to the financial statements which are an integral part of these financial statements.

Stockpile Investments, Inc.

Notes to the Financial Statements

September 30, 2022

1. Organization

Stockpile Investments, Inc. (the "Company") was formed in Delaware as a corporation on December 10, 2010. The Company is a wholly-owned subsidiary of Stockpile, Inc. (the "Parent"). The Company operates as a broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully-disclosed basis and does not clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Management Capital Plan and Liquidity

For the fiscal year ended September 30, 2022, the Company had a net loss of $3,321,094 and an accumulated loss of $18,335,910. During the same fiscal year, the Parent contributed capital of $1,928,336 to the Company. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. In June of 2022, the Company implemented an ongoing Membership Fee program with its customers, which resulted in a positive cash flow for the last two months of its fiscal year. Management projects that the Company will continue to generate monthly positive cash flow under the Membership Fee program. The Parent intends to fund the Company as needed.

3. Significant Accounting Policies

Cash and Cash Equivalents—The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash at Clearing Organization—Receivable from clearing organization consists of net cash held by the Company in its proprietary accounts at the clearing broker, Apex Clearing Corporation ("Apex"), as of September 30, 2022. At September 30, 2022, $250,000 was held in a separate account as a requirement pursuant to the clearing agreement with Apex.

Securities Owned and Sold, Not Yet Purchased—Both securities owned and securities sold but not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in revenue.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful life of the related asset (generally three to ten years for equipment and furniture). Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Software and Web Application Development Costs—Beginning October 1, 2018, costs for the development of new software and substantial enhancements to existing software are incurred by the Parent. The Company expenses a reasonable estimate of the Parent's costs to service and maintain the Company's web and mobile applications. Software and web application development costs capitalized through September 30, 2022 are $557,178, and have been fully amortized as of September 30, 2022.

Revenue Recognition— Starting in June, 2022, the Company began earning revenue from Lifetime and Monthly Membership Fees charged to its customers. In accordance with FASB accounting standard ASC 606 "Revenue Recognition," the Company's performance obligation related to Lifetime Membership Fees cannot be specifically defined and are therefore ratably allocated over a time period commensurate with the average lifetime of a customer account, which is estimated by Management to be approximately 3 years.

During the fiscal year ended September 30, 2022, the Company received the fully refundable Employee Retention Credits from the IRS, as part of the Cares Act. The credits were recognized upon receipt and are not subject to a lien or repayment obligation.

Merchant Card Processing Fees-- During the fiscal year ended September 30, 2022, the Company's customers did not reimburse the Firm for card processing fees related to securities transactions and account funding initiated by customers with their debit cards. Therefore, merchant card fees were paid 100% by the Company.

Use of Estimates—Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments—Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes—The Company's results are included in the consolidated federal income tax return and the combined franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

4. Software and Equipment

Software and equipment consist of the following at September 30, 2022:

	Cost	Accumulated Deprec/Amort	Net Cost
Software (internally developed)	$ 557,178	$ 557,178	$ 0
Office furniture & equipment	70,439	58,033	12,406
Total	$ 627,617	$ 615,211	$ 12,406

Depreciation and amortization expense for the year was $5,290.

5. Lease Commitments

The Company has not entered into a lease agreement and reimburses the Parent for rent expense as applicable, per an expense-sharing agreement. Through March 31, 2022, the Parent was party to an operating lease, and therefore rent expense was $12,552 for the year ended September 30, 2022.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of at least 1/15 of aggregate indebtedness or $250,000, whichever is greater, both as defined. At September 30, 2022, the Company's net capital was $640,632 which exceeded the requirement by $390,632. At September 30, 2022, the percentage of aggregate indebtedness to net capital was 183%.

7. Income Taxes

The Company's Net Operating Loss ("NOL") carryforward as of September 30, 2022 is in excess of $11,000,000.

The Company's NOL is equal to the deferred tax assets upon which the realization is related to the generation of sufficient taxable income in future years. At September 30, 2022, management is unable to provide any assurance or evidence that the Company will generate sufficient taxable income in future periods to utilize the deferred tax assets, and therefore, a 100% valuation allowance has been reserved against deferred tax assets.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed. The Company is no longer subject to federal and California tax examinations for tax years before year ended September 30, 2019 and September 30, 2018, respectively.

8. Related Party Transactions

The Company has an expense-sharing agreement with its Parent for rent, software maintenance, legal costs specific to the Company and technology services. The Company agrees to reimburse its Parent for its share of these costs paid on its behalf. Additionally, the Parent pays health care costs and 401k deferrals directly related to the Company, on the Company's behalf. During the fiscal year ended September 30, 2022, the Company's related party transactions with its Parent and Stockpile Gifts, Inc. ("SGI"), a subsidiary of the Parent, are calculated as follows:

	Parent	SGI
Amount due at September 30, 2021:	$ 0	$ 0
Expenses incurred, due to related party:	908,901	357,237
Amount paid by Company:	(483,137)	(189,007)
Amount forgiven by Parent (contributed as capital):	(400,000)	(148,336)
Amount due at September 30, 2022:	$ 25,764	$ 19,894

Stock options of the Parent are issued to employees of the Company and the expense is included in compensation expense of the Parent. Similarly, the Parent incurs legal expense for the consolidated entities, and both management and legal counsel are unaware of any material legal issues applicable to the Company that would require disclosure.

9. Securities Owned and Sold, Not Yet Purchased

Securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading revenue. The Fair Value Measurements Topic of the FASB Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At September 30, 2022, securities owned were Level 1 assets measured at fair market value of $64,876, and securities sold not yet purchased were Level 1 assets measured at fair market value of $19,596.

10. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing broker on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers.

These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

11. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed federally insured limits. At September 30, 2022, the Company held $907,896 cash in excess of the federal insured limit in one of its bank accounts, respectively. The Company has not experienced any losses in such accounts. Due to the satisfactory credit rating of its bank and brokerage institutions, the Company believes that its cash and cash equivalents are not exposed to any significant credit risk.

12. Subsequent Events

The Company has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were issued. No material subsequent events were noted.

Schedule I

Stockpile Investments, Inc.

Computation of Net Capital Under SEC Rule 15c3-1

As of September 30, 2022

Total stockholder's equity	$	789,306
Less: Non-allowable assets		
Cash due from merchant card processors		72,317
Prepaid expenses and other assets		53,713
Software and equipment		12,406
Less haircuts on securities owned		10,238
Net Capital	**$**	**640,632**
Net minimum capital requirement		
Greater of 1/15 of aggregate indebtedness or $250,000	$	250,000
Excess Net Capital	**$**	**390,632**
Aggregate indebtedness	$	1,171,840
Percentage of Aggregate Indebtedness to Net Capital		**183%**

Reconciliation with Company's Net Capital Computation

Net Capital as reported in Company's Part IIA of Form X-17A-5 as of September 30, 2022:	**$**	**695,123**
Increase in Deferred Revenue		**(45,124)**
Increase in expense		**(9,367)**
Net Capital per above computation:	**$**	**640,632**

Schedule II

Stockpile Investments, Inc.

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3

For the Year Ended September 30, 2022

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Schedule III

Stockpile Investments, Inc.

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

For the Year Ended September 30, 2022

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

STOCKPILE INVESTMENTS, INC.

548 Market Street, PMB 61216, San Francisco, CA 94104 SEA 15c3-3

Exemption Report

For fiscal year ended September 30, 2022

I, Karyn White, represent the following:

Stockpile Investments, Inc. ("the Company"), claims an exemption from SEA Rule l 5c3-3 pursuant to the provisions of paragraph (k)(2)(ii) of that rule.

Stockpile Investments, Inc. met the identified exemption provisions in SEA Rule 240 15c3-3(k) throughout the most recent fiscal year ended September 30, 2022, except for 24 transactions ("exceptions") which had an average value of $43, and for which customers' electronic deposits were not promptly transmitted to the customers' respective accounts at the Clearing Firm.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to earning subscription fees from customers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signed: Karyn White

Karyn M. White, Principal Financial Officer

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Stockpile Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stockpile Investments, Inc. (the Company) identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) throughout the most recent fiscal year ended September 30, 2022, except for 24 transactions ("exceptions") which had an average value of $43, and for which customers' electronic deposits were not promptly transmitted to the customers' respective accounts at the Clearing Firm.

The Company is also filing because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. § 240.17a-5 are limiting to earning subscription fees from customers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17C.F.R. § 240.17a-5 are limiting to earning subscription fees from customers and the Company throughout the most recent year without exception.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
December 12, 2022

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Stockpile Investments, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2022. Management of Stockpile Investments, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2022, with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
December 12, 2022